[MINTZ LEVIN LOGO]                                               Chrysler Center
                                                                666 Third Avenue
                                                              New York, NY 10017
                                                                    212-935-3000
KENNETH R. KOCH 212-692-6768 |  kkoch@mintz.com                 212-983-3115 fax
                                                                   www.mintz.com


                                January 17, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, DC 20549

Attention:   Jennifer R. Hardy
             Legal Branch Chief

       RE:   INKSURE TECHNOLOGIES INC.
             REGISTRATION STATEMENT ON FORM SB-2
             FILED ON OCTOBER 12, 2005
             FILE NO. 333-128946

Ladies and Gentlemen:

     On behalf of Inksure Technologies Inc. (the "COMPANY"), we are hereby filing with the Securities and Exchange Commission (the "COMMISSION") Amendment No. 3 to the Company's Registration Statement on Form SB-2 (the "AMENDMENT"), as initially filed with the Commission on October 12, 2005, as amended on November 30 and December 22, 2005. We are delivering clean and marked courtesy copies of the Amendment to Mr. Errol Sanderson of the Commission.

     Set forth below are the Company's responses to the Commission's comments given by letter (the "COMMENT LETTER") dated January 5, 2006, from Jennifer R. Hardy, Legal Branch Chief, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter which, for convenience, we have incorporated into this response letter.

GENERAL

1. We note your response to prior comment 6, however, we requested disclosure of this example in the registration statement. Please revise.

     WE HAVE INSERTED ADDITIONAL LANGUAGE IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE PAGES 13, 32 AND 47.

2. We note your response to prior comment 3, however, we did not receive a copy of the Schedule of Buyers. Please provide us a copy.

     THE SCHEDULE OF BUYERS WAS ORIGINALLY PROVIDED IN EDGARIZED FORM AS "ANNEX A" TO OUR FIRM'S RESPONSE LETTER DATED DECEMBER 22, 2005. WE HAVE REATTACHED THE SCHEDULE OF BUYERS AS "ANNEX A" TO THIS LETTER. WE APOLOGIZE FOR ANY INCONVENIENCE.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
January 17, 2006
Page 2

3. We note your response to prior comment 35. Please tell us why the private placement of additional notes should not be integrated with this offering, i.e., provide your analysis of whether or not the filing of this registration statement commenced a general solicitation of the notes.

     YOUR QUESTION 3 WAS SOMEWHAT UNCLEAR TO US. AS INDICATED IN THE PRIOR LETTER, WE BELIEVE THE ORIGINAL PLACEMENT OF NOTES AND AN OPTION TO ACQUIRE ADDITIONAL NOTES, WHICH WAS COMPLETED PRIOR TO THE FILING OF THE PENDING REGISTRATION STATEMENT, IS EXEMPT FROM INTEGRATION WITH THE PENDING REGISTRATION STATEMENT UNDER RULE 152 AND THE VERTICOM NO-ACTION LETTER. IF ONE OR MORE OF THE INVESTORS EXERCISES THAT OPTION, THIS WILL BE A SEPARATE INVESTMENT DECISION AND THE SECURITIES ACQUIRED WILL BE SOMEWHAT DIFFERENT SECURITIES AT A DIFFERENT PRICE ($3.60 PER SHARE INSTEAD OF $3.00) AND THE RESALE OF THE UNDERLYING COMMON STOCK WILL BE REGISTERED UNDER A SEPARATE REGISTRATION STATEMENT.

     WE ARE AWARE THAT THE COMMISSION, IN SOME CONTEXTS, HAS TAKEN THE POSITION THAT THE MERE FILING OF A REGISTRATION STATEMENT CONSTITUTES A GENERAL SOLICITATION WHICH MIGHT INVALIDATE A PRIVATE PLACEMENT. AND SO WE ASSUME THAT THIS COMMENT IS EXPRESSING THE CONCERN THAT, UPON THE EXERCISE OF THE OPTION, IF THERE IS ANY SUCH EXERCISE, THERE WOULD NOT BE A VALID PRIVATE PLACEMENT DUE TO THE GENERAL SOLICITATION MADE BY THE PENDING REGISTRATION STATEMENT. BUT WE ARE AWARE OF A NUMBER OF SITUATIONS WHERE THE FILING OF A REGISTRATION STATEMENT DOES NOT INVALIDATE PRIVATE PLACEMENTS DONE DURING THE PENDENCY OF THE REGISTRATION STATEMENT AND THIS, CLEARLY, SHOULD BE ONE OF THEM.

     MANY OF THOSE EXCEPTIONS, INCLUDING THE BLACK BOX AND SQUADRON NO ACTION LETTERS AND THE EXCEPTIONS TO RESTRICTIONS ON RESALE PERMITTED UNDER RULE 144A, ARE BASED ON THE NATURE OF THE INVESTORS AND A POLICY DETERMINATION THAT QUALIFIED INSTITUTIONAL BUYERS (QIBS) AND INSTITUTIONAL ACCREDITED INVESTORS ARE SMART ENOUGH AND RICH ENOUGH TO TAKE CARE OF THEMSELVES WITHOUT THE BENEFITS OF THE SEC REGISTRATION PROCESS. THAT IS CLEARLY THE CASE HERE. IN ADDITION, IT WOULD DEFY LOGIC TO SUGGEST THAT THE CURRENTLY PENDING REGISTRATION STATEMENT IS SOMEHOW A SOLICITATION OF THOSE INVESTORS. THEY ARE ALREADY INVESTORS AND WERE BEFORE THE PENDING REGISTRATION STATEMENT WAS FILED.

     NOT ONLY IS THIS A CLASS OF INVESTORS THAT THE SEC HAS DETERMINED REPEATEDLY DOES NOT NEED THE PROTECTIONS AFFORDED BY REGISTRATION, BUT THE RIGHT TO ACQUIRE ADDITIONAL SECURITIES IS AN ADDITIONAL BENEFIT TO THEM. IT WOULD BE THE OPPOSITE OF PROTECTIVE OF THE INVESTORS TO ADOPT A POLICY WHICH DISCOURAGED ALLOWING INVESTORS TO NEGOTIATE FOR AND OBTAIN THE RIGHT TO INCREASE THEIR INVESTMENT IN THE ISSUER, AT THEIR OPTION, AFTER THEY HAVE HAD SOME TIME TO BECOME ADDITIONALLY FAMILIAR WITH THE ISSUER. IN THIS CONNECTION, LET ME REITERATE WHAT WAS SAID IN OUR PREVIOUS LETTER. THIS IS A RIGHT TO ACQUIRE SECURITIES, AND NOT AN OBLIGATION, AND THIS IS WHAT PLAINLY SEPARATES THIS FROM THE EQUITY LINES THE COMMISSION HAS LATELY BEEN AVERSE TO. IT IS IN NO WAY PROTECTIVE OF INVESTORS FOR THE COMMISSION TO ADOPT A POLICY THAT REDUCES THE ABILITY OF AN ISSUER TO GIVE INVESTORS ADDITIONAL RIGHTS.

     IF THE CONCERN IS NOT THE INVESTORS, THERE IS ONLY ONE OTHER CLASS THAT THE COMMISSION SHOULD BE CONCERNED WITH PROTECTING AND THAT IS THE PUBLIC. WE ARE AWARE THAT, IN SOME CONTEXTS, A SELLING STOCKHOLDER REGISTRATION MAY ENTITLE THE ISSUER TO USE A SHORT FORM REGISTRATION, SUCH AS AN S-3, THAT IS NOT CONSIDERED AS PROTECTIVE TO THE PUBLIC AS AN SB-2 OR S-1, BUT THAT IS NOT THE CASE HERE. AND WE HAVE ALREADY SAID THAT ANY SECURITIES ACQUIRED BY THE EXISTING INVESTORS UPON THE EXERCISE OF THEIR OPTION WILL NOT BE INCLUDED IN THIS REGISTRATION STATEMENT AND WILL BE REGISTERED ON A SEPARATE REGISTRATION STATEMENT. SO WE DO NOT SEE THE POSSIBILITY FOR ABUSE IN THIS INSTANCE.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
January 17, 2006
Page 3


COVER

4. Please provide the information in the second paragraph in bullet format so that it is easy to ready.

     WE HAVE REVISED THE COVER IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE THE COVER PAGE.

SELLING SECURITYHOLDERS, PAGE 41

5. For each selling securityholder who is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act, you must identify by footnote otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S in the Regulation S-K section of the 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise or advise.

     WE HAVE INSERTED ADDITIONAL LANGUAGE IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE PAGES 42 AND 43.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
January 17, 2006
Page 4


     Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

     Kenneth R. Koch, Esq.
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     666 Third Avenue, 25th Floor
     New York, NY 10017
     (212) 935-3000
     (212) 983-3115

                                                         Very truly yours,

                                                       /s/ Kenneth R. Koch, Esq.
                                                       -------------------------
                                                       Kenneth R. Koch, Esq.

cc:  Errol Sanderson, Financial Analyst
     Securities and Exchange Commission

     Mr. Elie Housman, Chief Executive Officer
     Inksure Technologies Inc.

     Eyal Bigon, Chief Financial Officer
     Inksure Technologies Inc.

                                     ANNEX A

                                                SCHEDULE OF BUYERS

       (1)                      (2)                  (3)            (4)              (5)                      (6)
                                                                 AGGREGATE
                                                  AGGREGATE      PRINCIPAL
                                                  PRINCIPAL      AMOUNT OF
                            ADDRESS AND           AMOUNT OF     ADDITIONAL    PURCHASE PRICE OF      LEGAL REPRESENTATIVE'S
      BUYER              FACSIMILE NUMBER       INITIAL NOTES      NOTES        INITIAL NOTES     ADDRESS AND FACSIMILE NUMBER

Smithfield Fiduciary   c/o Highbridge Capital     $4,700,000      $979,166.67  $4,700,000            Schulte Roth & Zabel LLP
LLC                    Management, LLC                                                               919 Third Avenue
                       9 West 57th Street, 27th                                                      New York, New York  10022
                       Floor                                                                         Attention:  Eleazer Klein, Esq.
                       New York, New York  10019                                                     Facsimile: (212) 593-5955
                       Attention:  Ari J. Storch                                                     Telephone:  (212) 756-2376
                                   Adam J. Chill
                       Facsimile:  (212) 751-0755
                       Telephone:  (212) 287-4720
                       Residence:  Cayman Islands

The Irrevocable Trust  c/o Lineberger & Co., LLC    $300,000       $62,500.00    $300,000            Troutman Sanders LLP
of James E.            1120 Boston Post Rd.                                                          The Chrysler Building
Lineberger u/a         Darien, CT  06820                                                             405 Lexington Avenue
12/17/98               Attention: Jamie Lineberger                                                   New York, New York 10174
                       Facsimile: (203) 655-7397                                                     Attention: Edward Mandell
                       Telephone: (203) 655-7578                                                     Facsimile: (212) 704-6288
                                                                                                     Telephone: (212) 704-6000
Iroquois Master Fund   Iroquois Master Fund Ltd.    $250,000       $52,083.33    $250,000
Ltd.                   641 Lexington Avenue
                       26th Floor
                       New York, NY 10022
                       Attention: Joshua Silverman
                       Facsimile: (646) 274-1728
                       Telephone: (212) 974-3070

Omicron Master Trust   c/o Omicron Capital          $750,000      $156,250.00    $750,000
                       650 Fifth Avenue, 24th Fl.
                       New York, NY 10019
                       Attention: Brian Daly
                       Facsimile: (212) 258-2300
                       Telephone: (212) 258-2315

                       Residence: Bermuda
